Exhibit 21.1

Subsidiaries of Guardant Health, Inc.

Name	Jurisdiction of Incorporation

Guardant Health AMEA, Inc.	Delaware

Guardant Health Pte. Ltd.	Singapore

Guardant Health Japan Corp.	Japan

Guardant Holdings (Switzerland) GmbH	Switzerland

Bellwether Bio, Inc.	Washington